BAE Systems

82-03138

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

SUPPL

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 July 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 345 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	36
Ian King	36

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 20,086 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 75,264 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- Mark Ronald
- George Rose
- Mike Turner.


06015644

24 July 2006